Norske Skog

Skogn, 2002-05-15

United States Securities and Exchange Commission
Washington DC 20549

USA

02034829

SUPPL

Information - file 82-5226

Please find enclosed copy of document sent to Oslo Stock Exchange, May 15, 2002.

Regards,
Norske Skogindustrier ASA
Shareholders' Register

Oddrunn Ringstad

Oddrunn Ringstad

Enclosure: Messages sent to Oslo Stock Exchange May 15, 2002

PROCESSED
JUN 19 2002
THOMSON
FINANCIAL

SEC MAIL PROCESSING
RECEIVED
JUN 10 2002
WASH. D.C. 155 SECTION

dlw 6/17

Information - file 82-5226_0805.doc

Norske Skogindustrier ASA

7620 Skogn
Telefon: 74 08 70 00
Telefaks: 74 08 71 00
Foretaksregisteret:
NO 911 750 961 MVA

N-7620 Skogn, Norway
Telephone: +47 74 08 70 00
Telefax: +47 74 08 71 00
Register of business enterprises:
NO 911 750 961 VAT

Norske Skog

CHANGES TO PANASIA PAPER SHAREHOLDERS' AGREEMENT

Norske Skog and Abitibi-Consolidated have executed a revised Shareholders' Agreement following the exit of Hansol Paper from Pan Asia Paper Company in May 2001. The two companies each currently own 50 % of PanAsia Paper.

The key changes to the Agreement include:

- All decisions to change status quo will require unanimous approval by both shareholders, each holding 3 of 6 positions on the Board of Directors
- The exit provisions have been changed to ensure that an exiting shareholder obtains a fair market price for its stake and that the remaining shareholder will have a non-binding right to acquire the stake
- The market area has been redefined to exclude Australasia and thereby remove PanAsia Paper's option to acquire the Australasian assets of Norske Skog
- PanAsia Paper retains its option to acquire Norske Skog's 33.65% stake of Malaysian Newsprint Industries.

The shareholders have also reaffirmed their commitment to use PanAsia Paper as their Asian growth vehicle and financing it through its own cash flow.

PanAsia Paper will pay a dividend of USD 25 million to each shareholder on 15 May 2002.

Norske Skog consolidates PanAsia Paper on a 50 % proportional basis. PanAsia Paper is the leading newsprint manufacturer in Asia excluding Japan, headquartered in Singapore and with four modern newsprint mills in Korea, China and Thailand. PanAsia Paper's total capacity is 1.45 million tonnes, and the company's market share in Asia outside Japan is about 25%.

In 2001, PanAsia Paper had net earnings of USD 74 million on USD 811 million of sales, and USD 250 million in EBITDA.

Oxenøen, 15 May 2002

NORSKE SKOG
Corporate Communications

Contacts:
Media:
Hanne Aaberg, Vice President Corporate Communication, phone +47 67 59 90 29
Financial markets:
Jarle Langfjæran, Vice President Investor Relations, phone +47 909 78 434